Exhibit 99.1

FOR IMMEDIATE RELEASE	December 1, 2010

Micromem Technologies Inc. Completes Private Placement and Extends Term of Warrants

Toronto, New York, December 1, 2010: Micromem Technologies Inc. (the "Company") (CNSX: MRM, OTCBB: MMTIF) announces the completion of a non-brokered, arm’s length private placement of 400,000 Units at a subscription price of CDN $0.20 per Unit for the gross proceeds of CDN $80,000. Each Unit is comprised of one common share ("Common Share") and one common share purchase warrant ("Warrant"). Each Warrant may be exercised for one Common Share at an exercise price of CDN $0.22 for a period of one year. The proceeds from the offering will be used for general working capital purposes and the shares will be subject to resale restrictions.

The Company has extended the term of 2,448,720 warrants with an average strike price of $0.60 issued November, 2009 thru February, 2010 for a further six months from date of original expiry.

The Company’s press release dated November 5, 2010 stated the term of warrants issued was for a period of six months. The correct term of the warrants is for a period of one year.

About Micromem Technologies Inc. and MASTInc:

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF CNSX:MRM) fabless semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements. The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
             : CNSX – Symbol: MRM
Shares issued: 95,824,511
SEC File No: 0-26005
Investor Contact: Jason Baun, Chief Information Officer, Tel. 416-364-2023